 

SECURITI ‖‖‖‖‖‖‖‖‖‖‖‖‖ N
08025098

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- /65 4/9

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____04/01/07____ AND ENDING____03/31/08____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BORST INVESTMENT PLANNING SERVICE INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1316 Dawson Road
(No. and Street)

Albany   Georgia   31707
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas F Borst   (229) 8831135
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sullivan Group, P.C.
(Name – if individual, state last, first, middle name)

1809 Gillionville Road   Albany   Georgia SEC   31707
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 09 2008
THOMSON REUTERS

MAY 05 2008
Washington, DC
104

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, _____Thomas F Borst_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Borst Investment Planning Service Inc_____ , as
of ___March 31_,_____, 20_08___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

Notary Public   Eva M. Gentile

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

My Commission Expires 10-19-10

BORST INVESTMENT
PLANNING SERVICES, INC.
Albany, Georgia

FINANCIAL STATEMENTS
March 31, 2008 and 2007

SULLIVAN GROUP, CPA LLC
1809 GILLIONVILLE RD
ALBANY, GEORGIA 31707
229-883-4737
FAX 229-434-1434

V. CARLYSLE SULLIVAN, JR., C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
GEORGIA SOCIETY OF C.P.A.'S

April 21, 2008

To the Board of Directors
Borst Investment Planning Services, Inc.
Albany, Georgia

Gentlemen:

We have examined the balance sheet of Borst Investment Planning Services, Inc., as of March 31, 2008 and March 31, 2007, and the related statements of income, retained earnings and cash flow for the years then ended and the accompanying supplementary information contained in the attached schedules. Our examination was made in accordance with generally accepted auditing standards, and accordingly, included such tests of the accounting records and such other auditing procedure as we considered necessary in the circumstances in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

Our examination and tests also covered information contained in the Form X-17a-5, Part 11a, and supporting statements and schedules, for the years ended March 31, 2008 and March 31, 2007.

This report is intended solely for the use of the company's filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 and should not be used for any other purpose.

In our opinion, the balance sheet and related statements of income, retained earnings and cash flow presents fairly the financial position of Borst Investment Planning Services, Inc. at March 31, 2008 and March 31, 2007, and the results of its operations and changes in its financial position and principles applied on a consistent basis.

SULLIVAN GROUP, P.C.
Albany, Georgia

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

BALANCE SHEET
March 31, 2008 and March 31, 2007

ASSETS	2008	2007
Current Assets		
Cash in Bank	$ 20,078	$ 5,892
Accounts Receivable	-	-
Total Current Assets	20,078	5,892
Fixed Assets:		
Furniture and Fixtures	3,401	3,401
Less Accumulated Depreciation	(3,401)	3,401
Total Fixed Assets	-	-
TOTAL ASSETS	$ 20,078	$ 5,892

LIABILITIES AND SHAREHOLDERS' EQUITY

	2008	2007
Current Liabilities:		
Accounts Payable	$ -	$ -
Payroll Taxes	2,130	-
Income Taxes Payable	-	-
Total Current Liabilities	2,130	-
Shareholders' Equity:		
Capital Stock (300 Shares issued and Outstanding $ 10 par value)	3,000	3,000
Paid-In Surplus	2,947	1,947
Retained Earnings	12,001	945
Total Shareholders' Equity	17,948	5,892
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 20,078	$ 5,892

See Accompanying Notes and Accountants' Report.

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF INCOME AND EXPENSE
For The Year Ended March 31, 2008 and March 31, 2007

	2008	2007
Income:		
Commissions	$ 134,681	$ 86,333
Miscellaneous	19	355
	134,700	86,688
Expenses:		
Office	5,784	5,227
Repairs & Maintenance	128	-
Dues & Subscriptions	652	3,522
Insurance	5,258	6,118
Office Rent	6,365	3,026
Telephone	3,522	3,969
Professional Fees	7,950	1,200
Commissions	-	-
Cont Education	40	-
Taxes & Licenses	5,609	4,305
Supplies	-	8,842
Advertising	5,251	-
Salaries	77,088	52,900
Vehicle Expense	6,000	564
	123,647	89,673
Net Operating Profit (Loss)	11,053	(2,985)
Less Provision for Income Taxes	-	-
Net Profit (Loss)	11,053	(2,985)
Retained Earnings, Beginning	948	3,930
Income Tax Refund	-	-
Retained Earnings, Ending	$ 12,001	$ 945

See Accompanying Notes and Accounts' Report.

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF CASH FLOW
For The Years Ended March 31, 2008 and March 31, 2007

	2008	2007
Cash Flow From Operation		
Net Income (Loss)	$ 11,053	$ (2,985)
Add (deduct) Items not affecting cash		
Decrease in Accounts Receivable	-	-
Decrease in Taxes - Refund	-	-
Increase in Accounts Payable	3,130	-
Income Tax Payable		
Net Cash Flow Provided by Operation	14,183	(2,985)
Cash Flow From Financing Activities	-	-
Net Increase (Decrease) in Cash	14,183	(2,985)
Beginning Cash	5,895	8,877
Ending Cash	$ 20,078	$ 5,892

See Accompanying Notes and Accountants' Report.

BORST INVESTMENT PLANNING SERVICE, INC.
Albany, Georgia

NOTES TO FINANCIAL STATEMENTS

Note 1- Significant Accounting Policies

Accounting Method

Income is accounted for in accordance with the accrual method both for financial reporting and income tax reporting purposes.

Property and Equipment

Property and equipment in use are shown at cost and are depreciated over their estimated useful lives in accordance with the straight-line method both for financial reporting and income tax reporting purposes.

Repairs, maintenance and minor renewals are expensed in the year in which incurred. Expenditures for property, equipment renewals and betterment normally are capitalized.

SUPPLEMENTAL DATA

SULLIVAN GROUP, CPA LLC
1809 GILLIONVILLE RD
ALBANY, GEORGIA 31707
229-883-4737
FAX 229-434-1434

V. CARLYSLE SULLIVAN, JR., C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
GEORGIA SOCIETY OF C.P.A.'S

April 21, 2008

We have examined the financial statements of Borst Investment Planning Services, Inc., for the period April 1, 2007, to March 31, 2008, and have issued our report thereon dated April 21, 2008. As part of our examination, we made a study and evaluation of the system and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities and certain other practices and procedures followed by the client.

The company is exempt for compliance with Rule 15c3-3. During the course of our audit, no facts came to our attention that the condition for exemption had not been compiled with during the period. The company does not maintain customers' accounts or handle securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purpose of such study and evaluation are to timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The management of Borst Investment Planning Services, Inc. is responsible for establishing and maintaining a system of internal accounting controls. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related cost control procedures.

The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use of disposition and that executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation for the limited purpose described in the first paragraph does not disclose all material in the system. Accordingly, we do not express an opinion on the system of internal accounting controls of Borst Investment Planning Services, Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of the company's filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Sincerely yours,

SULLIVAN GROUP, P.C.
Albany, Georgia

SULLIVAN GROUP, CPA LLC
1809 GILLIONVILLE RD
ALBANY, GEORGIA 31707
229-883-4737
FAX 229-434-1434

V. CARLYSLE SULLIVAN, JR., C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
GEORGIA SOCIETY OF C.P.A.'S

April 21, 2008

No material inadequacies were found to have existed since the date of the previous audit as required by paragraph (5) of Rule 17a-5.

There were no creditors and therefore there was no need to include a statement of Changes in Liabilities.

There were no material differences in the computation of net capital on the most recent focus report and the financial statements. The only difference being in the timing of the recognition of some income and expense.

The additional references are solely for the company's filing requirement pursuant to Rule 17a-5 and are not intended for any other purpose.

Sincerely yours,

SULLIVAN GROUP, P.C.
Albany, Georgia

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

Name of Broker-Dealer, address, Designated Examining Authority and 1934 Act registration number:

8   16549 APR   NASD 85 8/8/71
BORST INVESTMENT PLANNING
SERVICES, INC.
1316 DAWSON ROAD
ALBANY, GA. 31707-3854

Note: If any of the information shown on the mailing label requires correction, please so indicate on the form filed.

Name and telephone number of person to contact respecting this form:

Thomas F. Borst (912)883-1135

certifies that during the year ending December 31, 19 _October 31, 1994_ its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☒ (i) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☐ (ii) the sale of variable annuities;
- ☒ (iii) the business of insurance;
- ☐ (iv) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

State whether during the prior year this organization's business as a broker-dealer consisted exclusively of one or more of items (i) through (iv) above: Yes ☐ No ☐ (if inapplicable, please explain).

The following bylaw was adopted by the Board of Directors:

> *Interest on Assessments.* If all or any part of an assessment payable under Section 4 of the Act has not been received by the collection agent within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum of the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section 78ddd(c) of the SIPA.

FOR SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked Received Reviewed

Complete: _____

Exceptions: _____

Disposition of Exceptions: _____

The broker or dealer submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the ___10___ day of ___November___ , 19 _94_

Borst Investment Planning Serv., Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)   President
                                                  (Title)

BORST INVESTMENT PLANNING SERVICES, INC.
Albany, Georgia

STATEMENT OF CHANGES IN OWNER EQUITY
For The Year Ended March 31, 2008 and March 31, 2007

	2008	2007
Beginning Balance	$ 948	$ 3,930
Add:		
Net Profit (Loss)	11,053	(2,985)
Tax Refund		
Ending Balance	$ 12,001	$ 945

STATEMENT OF NET CAPITAL COMPUTATION
March 31, 2008

ASSETS

Allowable Assets:		
Cash	$ 20,078	
Accounts Receivable - Broker Dealers	-	
Accounts Receivable - Broker Customers	-	
Non-Allowable	-	20,078
Accounts Receivable	-	
Office Equipment - Net	-	-
TOTAL ASSETS		$ 20,078

LIABILITIES AND OWNER'S EQUITY

Liabilities:		
Taxes Payable	2,130	2,130
Owner's Equity:		
Common Stock	3,000	
Paid-In Surplus	2,947	
Retained Earnings	12,001	17,948
TOTAL LIABILITIES AND OWNER'S EQUITY		$ 20,078
Total Owner's Equity		$ 17,948
Less:		
Non-Allowable Assets		-
NET CAPITAL		$ 17,948

The difference between this computation and the most recent Focus Report
is due to timing difference in the recognition of income and some related expense.

